Exhibit 99.1

NOTICE OF
ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON
SEPTEMBER 30, 2024

To the shareholders of PainReform Ltd.:

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on September 30, 2024 at 15:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.
To approve, upon the recommendation of the Company’s audit committee and of the Board of Directors, the re-election of Mr. Augustine Lawlor to hold office as an external director of the Company for a second period of three years, effective from September 1, 2023.

2.
To approve, upon the recommendation of the Company’s audit committee and of the Board of Directors, the re-election of Dr. Ellen S. Baron to hold office as an external director of the Company for a second period of three years, effective from September 1, 2023.

3.	To approve the grant of options to each of the other Company’s directors, excluding Dr. Ehud Geller and the external directors (a separate vote for each director will be taken).

4.	To approve the grant of options to Dr. Ehud Geller, our Chairman of the Board and Interim Chief Executive Officer.

5.
To approve the grant of options to Augustine Lawlor and to Dr. Ellen S. Baron, each an external director of the Company, subject to the approval of Proposal 1 and Proposal 2 (a separate vote for each director will be taken).

6.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

7.	To review and discuss our financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the meeting.

Only shareholders at the close of business on September 3, 2024 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Ehud Geller
Ehud Geller Chairman of the Board of Directors and Interim Chief Executive Officer Dated: August 26, 2024

65 Yigal Alon St. Tel Aviv, 6744431, Israel

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON
SEPTEMBER 30, 2024

This Proxy Statement is furnished to our holders of ordinary shares, no par value per share, in connection with the Annual General Meeting of Shareholders, to be held on September 30, 2024 at 15:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.	To re-elect Mr. Augustine Lawlor to hold office, for a second term, as an external director of the Company, effective as of September 1, 2023 for a period of three (3) years, until September 1, 2026.

2.	To re-elect Dr. Ellen S. Baron to hold office, for a second term, as an external director of the Company, effective as of September 1, 2023 for a period of three (3) years, until September 1, 2026.

3.	To approve the grant of 146,318 options to Dr. Ehud Geller, our Chairman of the Board and Interim Chief Executive Officer.

4.	To approve the grant of 22,000 options to Prof. Eli Hazum, our Chief Technology Officer and executive member of the Board of Directors.

5.	To approve the grant of 22,000 options to Mr. Effi Cohen Arazi, the non-executive member of the Board of Directors.

6.	To approve the grant of 22,000 options to Mr. Augustine Lawlor, the External Director of the Company, subject to the approval of Proposal 1.

7.	To approve the grant of 22,000 options to Dr. Ellen S. Baron, the External Director of the Company, subject to the approval of Proposal 2.

8.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

9.	To review and discuss our financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares, no par value each (“Ordinary Shares”) of the Company as at the close of business on September 3, 2024, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 3, 2024, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on August 26, 2024, 7,026,243 Ordinary Shares were issued and outstanding.

The affirmative vote of the holders of a majority of the voting power represented and voting on such Proposals in person or by proxy at the extraordinary meeting is necessary for the approval of each of Proposal 1 through 8.

In addition, the approval of the Proposals 1, 2, 3, 6 and 7 must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, such as Proposal 4 (the approval of the appointment of our independent registered public accounting firm and authorization of our audit committee to fix such accounting firm’s compensation), as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on September 27, 2024, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Interim Chief Executive Officer at egeller@medicavp.com or PainReform Ltd., 65 Yigal Alon St. Tel Aviv, 6744431, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on September 27, 2024.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv.) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. September 20, 2024). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. September 25, 2024).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com . The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSALS 1-2:

RE-ELECTION OF EXTERNAL DIRECTORS

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our board of directors.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Mr. Augustine Lawlor and Dr. Ellen S. Baron are our external directors under the Israeli Companies Law. Augustine Lawlor and Dr. Ellen S. Baron appointment to our Board of Directors as external directors, effective as of September 1, 2020 was ratified by the shareholders of the Company on February 23, 2021 and the proposed re-election for Mr. Lawlor and Dr. Baron to serve as our external directors herein will be for three years effective as of September 1, 2023, until September 1, 2026. A brief biography of Mr. Lawlor and Dr. Baron is set forth below:

Augustine Lawlor. Mr. Lawlor has served as Chief Operating Officer of Leap Therapeutics, Inc., an oncology company, since January 2016 and has been a Managing Director of HealthCare Ventures since 2000. From 1997 to 2000, he served as Chief Operating Officer of LeukoSite, Inc., a biotechnology company acquired by Millennium Pharmaceuticals Inc. in 1999. Prior to joining LeukoSite, Mr. Lawlor was Chief Financial Officer and Vice President of Corporate Development for Alpha-Beta Technologies, Inc., a company that specializes in electronics design, development, manufacturing and system obsolescence issues. He has held similar positions at both BioSurface Technologies Corporation, a company that provides products for biofilm investigations, and Armstrong Pharmaceuticals, a division of Amphastar Pharmaceuticals, Inc., a specialty pharmaceutical company. Mr. Lawlor was previously a management consultant with KPMG. He is currently Chairman of the Board of Catalyst Biosciences, Inc. and a director of Cardiovascular Systems, Inc., biopharmaceutical companies which are listed on Nasdaq, Mr. Lawlor received his Master’s degree in Public and Private Management from Yale University and a BA degree from the University of New Hampshire.

Dr. Ellen S. Baron. Dr. Baron has been a managing director of Outcome Capital LLC, a specialized life science and technology advisory and investment banking firm since February 2017. From 2012 until joining Outcome Capital, she served as a Managing Director of Healthios Capital Markets, LLC. Prior to joining Healthios, Dr. Baron served as a life science venture capital Partner for Oxford Bioscience Partners and as Senior Vice President, Business Development at Human Genome Sciences, a publicly traded biopharmaceutical company. Dr. Baron previously had spent 20 years at Schering-Plough Corporation in both Research and Development and Business Development. Dr. Baron currently serves on the Board of Directors of Tetragenetics Inc., a biotech company, Sixth Element Capital, a UK-based oncology focused venture capital fund and SFH, a Maine-based nutraceutical company. Dr. Baron holds a Ph.D. in Microbiology from Georgetown University School of Medicine, a post-doctorate at the Public Health Research Institute in New York and bachelor’s degree from Goucher College.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the re-election of Mr. Augustine Lawlor our external Director to the Board of Directors, a period of three (3) years effective from September 1, 2023.”

“RESOLVED, to approve the re-election of Dr. Ellen S. Baron, our external Director to the Board of Directors, a period of three (3) years effective from September 1, 2023.”

It is hereby clarified that resolutions approving the re- election of each of the forgoing external directors shall be adopted separately.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the re-election of any of the external directors. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the re-election of any of the external directors, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

           For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the re-election of any of the external directors. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing external director nominees.

 PROPOSAL 3:

GRANT OF OPTIONS TO THE CHAIRMAN OF THE BOARD OF DIRECTORS AND INTERIM
CHIEF EXECUTIVE OFFICER

Background

On July 18, 2024, our Compensation Committee and Board of Directors approved the grant, subject to shareholder approval, of 146,318 options to purchase 146,318 Ordinary Shares to Dr. Ehud Geller, our Chairman of the Board of Directors and Interim Chief Executive Officer under the 2019 Plan of the Company, equal to about 4.2% of the total issued and outstanding capital share of the Company as of July 18, 2024 at an exercise price of US$ 0.54 per option, the average closing price of the Company’s stock on NASDAQ during the 30 trading days prior to the date of the Board approval of such grant. 36,578 options, which represent approximately 25% of the options, shall be vested as of the date of grant and the remaining 109,740 options which represent approximately 75% of the options, shall vest on a quarterly basis over nine months commencing as of the date of grant, so that approximately 1/4 of the options shall vest on the last day of each three months period.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the grant of 146,318 options to Dr. Ehud Geller as described in this Proxy Statement.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Interim Chief Executive Officer’s option grant, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the Interim Chief Executive Officer’s option grant. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform Ltd., that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5%or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSALS 4-5:

GRANT OF OPTIONS TO THE COMPANY DIRECTORS

Background

On July 18, 2024, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant of 22,000 options to purchase, 22,000 Ordinary Shares of the Company to the other members of the Board of Directors, excluding Dr. Ehud Geller under the 2019 Plan of the Company, equal to about 0.6% of the total issued and outstanding capital share of the Company as of July 18, 2024 at an exercise price of US$ 0.54 per option, the average closing price of the Company’s stock on NASDAQ during the 30 trading days prior to the date of the Board approval of such grant. 22,000 options, which represent 100% of the options to be granted to Prof. Eli Hazum shall be vested as of the date of grant. 11,000 options, which represent 50% of the options to be granted to Mr. Efi Cohen Arazi shall be vested as of the date of grant and the remaining 50% of the options shall vest on a quarterly basis over twenty-four months commencing as of the date of grant, so that 1/8 of the options shall vest on the last day of each three months period, provided that on such date each of such director shall serve in such capacity.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the grant of 22,000 options to Prof. Eli Hazum, as described in this Proxy Statement”.

“RESOLVED, to approve the grant of 22,000 options to Mr. Efi Cohen-Arazi, as described in this Proxy Statement”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

PROPOSAL 6-7:

GRANT OF OPTIONS TO THE EXTERNAL DIRECTORS

Background

On July 18, 2024 our Compensation Committee and Board of Directors approved subject to shareholder approval, the grant, of 22,000 options to purchase 22,000 Ordinary Shares of the Company to each of the external directors of the Company under the 2019 Plan of the Company, equal to about 0.6% of the total issued and outstanding capital share of the Company as of July 18, 2024 at an exercise price of US$ 0.54 per option, the average closing price of the Company’s stock on NASDAQ during the 30 trading days prior to the date of the Board approval of such grant. 11,000 options, which represent 50% of the options to be granted to each external director, shall be vested as of the date of grant and the remaining 11,000 options which represent 50% of the options, shall vest on a quarterly basis over twenty-four months commencing as of the date of grant, so that 1/8 of the options shall vest on the last day of each three months period.

Proposed Resolution

It is therefore proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the grant of 22,000 options to Mr. Augustine Lawlor, as described in this Proxy Statement”.

“RESOLVED, to approve the grant of 22,000 options to Dr, Ellen S. Baron, as described in this Proxy Statement”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Interim Chief Executive Officer’s option grant, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in any of the external officers’ option grant. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PainReform Ltd., that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5%or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

PROPOSAL 8:

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND
AUTHORIZATION OF THE BOARD, UPON THE RECOMMENDATION OF THE AUDIT
COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN
ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY
FOR SUCH FISCAL YEAR

Background

It is proposed to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited as the Company’s independent auditors for the fiscal year ending December 31, 2024, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table sets forth for the year ended 2023, the fees billed by the Company’s independent registered public firm.

Service Rendered	Year ended December 31, 2023 (USD in thousands)
Audit (1)	$ 120
Audit related services (2)	$ 122
Tax	-
All other fees	-
Total	$ 242

(1)
The audit fees for the years ended December 31, 2023 and 2022 include professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, statutory audits of the Company

(2)	Issuance of consents and assistance with review of documents filed with the SEC.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm’s compensation.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2023. This item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2023, which form part of our annual report on Form 20- F for the year ended December 31, 2023 filed with the SEC on February 29, 2024, are available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at https://painreform.com/investors/ . Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Ehud Geller
Ehud Geller Chairman of the Board of Directors and Interim Chief Executive Officer Dated: August 26, 2024